UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _3)*

ELECTRO-SENSORS, INC.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

285233 10 2

(CUSIP Number)

Farnam Street Partners, L.P.

3033 Excelsior Boulevard, Suite 320

Minneapolis, MN 55426

Phone: (612) 353-6707

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐ .

CUSIP No. 285233 10 2

1	NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 274,761
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 274,761
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2

CUSIP No. 285233 10 2

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 274,761
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 274,761
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3

CUSIP No. 285233 10 2

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 274,761
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 274,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

4

CUSIP No. 285233 10 2

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 274,761
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 274,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

5

CUSIP No.  285233 10 2

Item 1.                      Security and Issuer.

(a)             This Schedule 13D relates to shares of the Common Stock, $.10 par value, of Electro-Sensors, Inc., a Minnesota corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 6111 Blue Circle Drive, Minnetonka, Minnesota 55343-9108.

Item 2.                      Identity and Background.

(a)	This Schedule 13D is being filed jointly by:

● Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”).

● Farnam Street Capital, Inc., a Minnesota corporation and General Partner of Farnam Fund (“Farnam Capital”).

● Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

● Peter O. Haeg as the President and Secretary and a director of Farnam Capital

(b) The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 320, Minneapolis, Minnesota 55416.

(c) Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of Farnam Street Partners, L.P., a private investment partnership located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital.

(d) - (e) During the last five years, neither Farnam Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Farnam Fund is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.                      Purpose of Transaction.

All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. Farnam Capital makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. Farnam Capital may from time to time purchase additional shares of the Company’s stock or dispose of all or some of the shares.

Except as set forth in this Item 4, Farnam Capital has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Farnam Capital intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

Item 5.                      Interests in Securities of the Issuer.

(a)     The Fund beneficially owns 274,761 shares of the outstanding Common Stock of the Issuer, representing approximately 8.1% of the Common Stock (based upon 3,394,707 shares outstanding on August 8, 2013, as reported in the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).

(b)     The Fund does not share voting and dispositive power with respect to any shares.

Mr. Cabillot and Mr. Haeg share voting and dispositive power of the Common Stock beneficially owned by Farnam Fund by virtue of each entity’s and person’s relationship to the other as described in Item 2(a).

(c)     Farnam Fund has made the following sales in the past 60 days:

Trade Date	Number of Shares Sold	Price Per Share
9/05/2013	3,482	$4.4000
9/13/2013	30,383	$4.3179
9/16/2013	1,500	$4.4047
9/17/2013	5,000	$4.2800

All sales were open market sales.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement to file jointly. (Incorporated herein by reference to Amendment No. 1 to Schedule 13D on December 16, 2008).

CUSIP No.  285233 10 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         September 23, 2013

FARNAM STREET PARTNERS, L.P.

By: FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Peter O. Haeg
Peter O. Haeg
President

FARNAM STREET CAPITAL, INC.

By:	/s/ Peter O. Haeg
Peter O. Haeg
President

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg